UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
				(Amendment No. 1)

                           Cedar Shopping Centers, Inc.
                                (Name of Issuer)

                                Preferred Stock
                         (Title of Class of Securities)

                                   150602308
                                 (CUSIP Number)

                               December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP No. 150602308

       1.    Names of Reporting Persons.

             CB Richard Ellis Global Real Estate Securities, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 0
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.00%

       12.   Type of Reporting Person

	     IA

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Item 1.  (a)  Name of Issuer: Cedar Shopping Centers, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

	      44 South Bayles Avenue
	      Port Washington, New York 11050-3765

Item 2.  (a)  Name of Person Filing:

              CB Richard Ellis Global Real Estate Securities, LLC

         (b)  Address of Principal Business Office, or, if None, Residence:

              250 W. Pratt Street
              17th Floor
              Baltimore, MD  21201

         (c)  Citizenship:
              Please refer to Item 4 on each cover sheet for each Reporting
	      Person

         (d)  Title of Class of Securities:
              Preferred Stock

         (e)  CUSIP No.: 150602308

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

	 (a)  [ ] Broker or dealer registered under Section 15 of the Act.

	 (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	 (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	 (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	 (e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	 (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	 (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	 (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	 (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

			  CB Richard Ellis Global Real Estate Securities, LLC

			  By: /s/ Jeremy Anagnos
			  --------------------------
			  Name: Jeremy Anagnos, CFA
			  Title: Managing Director

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